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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                                    --------------------------
                                                          OMB APPROVAL
                                                    --------------------------
                       FORM N-17f-2                 OMB Number:      3235-0360
                                                    Expires:     July 31, 2006
    Certificate of Accounting of Securities         Estimated average burden
   and Similar Investments in the Custody of        hours per response....1.0
       Management Investment Companies              --------------------------
   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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
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1. Investment Company Act File Number:                                          Date examination completed:

811 - 05309                                                                        October 31, 2005
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2. State identification Number:
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     AL                AK                AZ                AR                CA                CO
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     CT                DE                DC                FL                GA                HI
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     ID                IL                IN                IA                KS                KY
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     LA                ME                MD                MA                MI                MN
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     MS                MO                MT                NE                NV                NH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     NJ                NM                NY                NC                ND                OH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     OK                OR                PA                RI                SC                SD
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     TN                TX                UT                VT                VA                WA
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     WV                WI                WY                PUERTO RICO
     ---------------   ---------------   ---------------   ---------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in registration statement:

     First American Investment Funds, Inc.

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4. Address of principal executive office (number, street, city, state, zip code):
     800 Nicollet Mall
     Minneapolis, MN 55402
--------------------------------------------------------------------------------------------------------------
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-00)

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SEC'S COLLECTION OF INFORMATION

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a cerfificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507. Responses to this collection of information will not be kept confidential.

                                        2
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             Report of Independent Registered Public Accounting Firm

To the Board of Directors of
   First American Investment Funds, Inc.


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Balanced Fund, Equity Income Fund, Equity Index Fund, Large Cap Select Fund, Large Cap Growth Opportunities Fund, Large Cap Value Fund, Mid Cap Growth Opportunities Fund, Mid Cap Index Fund, Mid Cap Value Fund, Real Estate Securities Fund, Small Cap Growth Opportunities Fund, Small Cap Index Fund, Small Cap Select Fund, Small Cap Value Fund, and Small-Mid Cap Core Fund of the First American Investment Funds, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the Act) as of October 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2005, and with respect to agreement of security purchases and sales, for the period from September 30, 2005 through October 31, 2005:

- Count and inspection of all securities located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin;

- Confirmation of all securities held by institutions in book entry form (Depository Trust Company and Federal Reserve);

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents;

- Reconciliation of all such securities to the books and records of the Funds and the Custodian;

- Agreement of thirteen security purchases and twelve security sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

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In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of October 31, 2005, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                  /s/Ernst & Young LLP


Minneapolis, Minnesota
December 9, 2005

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    Management Statement Regarding Compliance With Certain Provisions of the
                         Investment Company Act of 1940


December 9, 2005

I, as a member of management of the Balanced Fund, Equity Income Fund, Equity Index Fund, Large Cap Select Fund, Large Cap Growth Opportunities Fund, Large Cap Value Fund, Mid Cap Growth Opportunities Fund, Mid Cap Index Fund, Mid Cap Value Fund, Real Estate Securities Fund, Small Cap Growth Opportunities Fund, Small Cap Index Fund, Small Cap Select Fund, Small Cap Value Fund, and Small-Mid Cap Core Fund of the First American Investment Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2005, and from September 30, 2005 through October 31, 2005.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2005, and from September 30, 2005 through October 31, 2005 with respect to securities reflected in the investment accounts of the Funds.

/s/ Charles D. Gariboldi, Jr.
----------------------------------
Charles D. Gariboldi, Jr.
Treasurer